UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:    December 20, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                       Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: December 20, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: December 20, 2011
11-57-TR

Teck Closes Strait Gold Placement

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A, TCK.B, NYSE: TCK) (“Teck”) announced today the closing of a $600,000 private placement in Strait Gold Corporation (TSX-V: SRD) (“Strait Gold”).  Teck subscribed for 3,000,000 Units of Strait Gold (the “Units”) at $0.20 per Unit.  Each Unit comprises one common share and one share-purchase warrant exercisable at $0.25 within 12 months of closing of the placement or at $0.35 by December 31, 2013.  The shares, and shares that would be issued on exercise of the warrants, represent 10.56% of Strait Gold’s issued shares, calculated on a partially diluted basis assuming the exercise of the warrants only.  The securities issued to Teck are legended and restricted from trading until April 17, 2012.  Teck will have the right to participate in future financings to maintain its percentage interest in Strait Gold.  The funds will be used by Strait Gold for general working capital.

This release is issued under the early warning requirement of the Ontario Securities Act and National instrument 62-103.

The private placement was made as part of a larger transaction under which Strait Gold’s Peruvian affiliate granted Teck’s Peruvian affiliate an option to earn an interest in its Alicia copper-gold property in Peru.  See Strait Gold’s news release issued December 9, 2011 for details.  The subscription was made for investment purposes. Under the terms of the option, Teck is required to exercise the warrants included in the Units in order for its affiliate to earn an interest in the Alicia property.  Teck may otherwise determine to increase or decrease its investment in Strait Gold depending on market conditions and any other relevant factor.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

For further information please contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com